                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              CONVERGYS CORPORATION
               (exact name of registrant as specified in charter)

               Ohio                                       31-1598292
(State of incorporation or organization)    (I.R.S. Employer Identification No.)

          201 East Fourth Street, Cincinnati, Ohio 45202 (513) 397-5364
               (Address of principal executive offices) (Zip Code)

        Securities to be registered pursuant to Section 12(b) of the Act:

          Title of each class                     Name of exchange on which
          to be so registered                  each class is to be registered
          -------------------                  ------------------------------

   Common Shares, without par value                New York Stock Exchange

     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [x]

     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

     Securities Act registration statement file number to which this form relates:

                                    333-53619

     Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
                     --------------------------------------
                                (Title of class)


                     --------------------------------------
                                (Title of class)

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

     The material set forth in the section captioned "Description of Capital Stock" in the Pre-Effective Amendment No. 4 to Form S-1 Registration Statement (Registration No. 333-53619) filed with the Securities and Exchange Commission on August 6, 1998, is hereby incorporated herein by reference and is being filed herewith pursuant to Rule 12b-23 under the Securities Exchange Act of 1934, as amended. Any additional form of prospectus filed pursuant to Rule 424(b) under the Securities Act shall be deemed incorporated herein by reference.

ITEM 2.  EXHIBITS.

     The material set forth in the section captioned "Description of Capital Stock" in the Pre-Effective Amendment No. 4 to Form S-1 Registration Statement (Registration No. 333-53619) filed with the Securities and Exchange Commission on August 6, 1998.

                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                    CONVERGYS CORPORATION


                                    By:  /s/ JAMES F. ORR
                                         ---------------------------------------
                                         James F. Orr
                                         President and Chief Executive Officer

                                    Date:  August 6, 1998

                                                                        Exhibit

                          DESCRIPTION OF CAPITAL STOCK

     The Company's authorized capital stock consists of 500,000,000 Common Shares, without par value, and 5,000,000 preferred shares, without par value (the "Preferred Shares"), of which 4,000,000 are voting preferred shares.

     The following summary of certain provisions of the Company's capital stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Articles, which is included as an exhibit to the Registration Statement of which this Prospectus is a part, and by the provisions of applicable law.

     All Common Shares of the Company are entitled to participate equally in such dividends as may be declared by the Board of Directors of the Company and upon liquidation of the Company, subject to the prior rights of any Preferred Shares. All Common Shares are fully paid and nonassessable.

     Each shareholder has one vote for each Common Share registered in the shareholder's name. The Board of Directors is divided into three classes as nearly equal in size as the total number of directors constituting the Board permits. The number of directors may be fixed or changed from time to time by the shareholders or the directors.

     The Board of Directors is authorized to issue the Preferred Shares from time to time in series and to fix the dividend rate and dividend dates, liquidation price, redemption rights and redemption prices, sinking fund requirements, conversion rights, covenants, and certain other rights, preferences and limitations. Each series of Preferred Shares would rank, with respect to dividends and redemption and liquidation rights, senior to the Common Shares. It is not possible to state the actual effect of the authorization of any series of Preferred Shares upon the rights of holders of the Common Shares until the Board of Directors determines the rights of the holders of one or more series of Preferred Shares. However, such effects could include (a) restrictions on dividends on the Common Shares, (b) dilution of the voting power of the Common Shares to the extent that the voting Preferred Shares have voting rights or (c) inability of the Common Shares to share in the Company's assets upon liquidation until satisfaction of any liquidation preference granted to the Preferred Shares.

     No holders of shares of any class of the Company's capital stock have pre-emptive rights nor the right to exercise cumulative voting in the election of directors.

LIMITATIONS ON CHANGE IN CONTROL

     The following provisions of the Articles and Ohio law might have the effect of delaying, deferring or preventing a change in control of the Company and would operate only with respect to an extraordinary corporate transaction, such as a merger, reorganization, tender offer, sale or transfer of assets or liquidation involving the Company and certain persons described below.

     Ohio law provides that the approval of two-thirds of the voting power of a corporation is required to effect mergers and similar transactions, to adopt amendments to the articles of incorporation of a corporation and to take certain other significant actions. Although under Ohio law the articles of incorporation of a corporation may permit such actions to be taken by a vote that is less than two-thirds (but not less than a majority), the Articles do not contain such a provision. The two-thirds voting requirement tends to make approval of such matters, including further amendments to the Articles, relatively difficult, and a vote of the holders of in excess of one-third of the outstanding Common Shares of the Company would be sufficient to prevent implementation of any of the corporate actions mentioned above. In addition, Article Fifth classifies the Board of Directors into three classes of directors with staggered terms of office and the Regulations provide certain limitations on the removal from and filling of vacancies in the office of director.

     Article Sixth of the Articles requires that certain minimum price requirements and procedural safeguards be observed by a person or entity after he or it becomes the holder of 10% or more of the voting shares of the Company if such person or entity seeks to effect mergers or certain other business combinations ("Business Combinations") that could fundamentally change or eliminate the interests of the remaining shareholders. If such requirements and procedures are not complied with, or if the proposed Business Combination is not approved by at least a majority of the members of the Board of Directors who are unaffiliated with the new controlling person or entity (taking into account certain special quorum requirements), the proposed Business Combination must be approved by the holders of 80% of the outstanding Common Shares and outstanding voting Preferred Shares of the Company (collectively, "Voting Shares"), voting together as a class, notwithstanding any other class vote required by law or by the Articles. In the event the price criteria and procedural requirements are met or the requisite approval by such unaffiliated directors (taking into account certain special quorum requirements) is given with respect to a particular Business Combination, the normal voting requirements of Ohio law would apply.

     In addition, Article Sixth of the Articles provides that the affirmative vote of the holders of 80% of the Voting Shares, voting as a single class, shall be required to amend or repeal, or adopt any provisions inconsistent with, Article Sixth. An 80% vote is not required to amend or repeal, or adopt a provision inconsistent with, Article Sixth if the Board of Directors has recommended such amendment or other change and if, as of the record date for the determination of shareholders entitled to vote thereon, no person is known by the Board of Directors to be the beneficial owner of 10% or more of the Voting Shares, in which event the affirmative vote of the holders of two-thirds of the Voting Shares, voting as a single class, shall be required to amend or repeal, or adopt a provision inconsistent with, Article Sixth.

     Ohio, the state of the Company's incorporation, has enacted Ohio Revised Code Section 1701.831, a "control share acquisition" statute, and Chapter 1704, a "merger moratorium" statute. The control share acquisition statute basically provides that any person acquiring shares of an "issuing public corporation" (which definition the Company meets) in any of the following three ownership ranges must seek and obtain shareholder approval of the acquisition transaction that first puts such ownership within each such range: (i) more than 20% but less than 33 1/3%; (ii) 33 1/3% but not more than 50%; and (iii) more than 50%.

     The merger moratorium statute provides that, unless a corporation's articles of incorporation or regulations otherwise provide, an "issuing public corporation" (which definition the Company meets) may not engage in a "Chapter 1704 transaction" for three years following the date on which a person acquires more than 10% of the voting power in the election of directors of the issuing corporation, unless the "Chapter 1704 transaction" is approved by the corporation's board of directors prior to such voting power acquisition. A person who acquires such voting power is an "interested shareholder", and "Chapter 1704 transactions" involve a broad range of transactions, including mergers, consolidations, combination, liquidations, recapitalization and other transactions between an "issuing public corporation" and an "interested shareholder" if such transactions involve 5% of the assets or shares of the "issuing public corporation" or 10% of its earning power. After the initial three year moratorium, Chapter 1704 prohibits such transactions absent approval by disinterested shareholders or the transaction meeting certain statutorily defined fair price provisions.

     Ohio has also enacted a "greenmailer disgorgement" statute which provides that a person who announces a control bid must disgorge profits realized by that person upon the sale of any equity securities within 18 months of the announcement.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Company's Common Shares is The Fifth Third Bank, Corporate Trust Services, 38 Fountain Square Plaza, Cincinnati, Ohio 45236.

LISTING

     The Common Shares have been approved for listing on the NYSE under the symbol "CVG."